Exhibit 6.4

Google Cloud Platform Terms of Service

Google Cloud Platform Terms of Service

Last modified: November 02, 2020

If you are accessing the Google Cloud Platform Services as a customer of an unaffiliated Google Cloud Platform reseller, the terms below do not apply to you, and your agreement with your reseller governs your use of the Google Cloud Platform Services.

If you signed an offline variant of this Agreement for use of the Google Cloud Platform Services under the same Google Cloud Platform Account, the terms below do not apply to you, and your offline terms govern your use of the Google Cloud Platform Services.

If your billing account is in India, please review these Terms of Service, which apply to your use of Google Cloud Platform.

If your billing account is in Brazil, please review these Terms of Service, which apply to your use of Google Cloud Platform.

Se a sua conta para faturamento é no Brasil, por gentileza veja o Termos de Serviço, que será o Termo aplicável à sua utilização da Google Cloud Platform.

These Google Cloud Platform Terms of Service (together, the "Agreement") are entered into by Google and the entity or person agreeing to these terms ("Customer") and govern Customer's access to and use of the Services. "Google" has the meaning given at https://cloud.google.com/terms/google-entity.

This Agreement is effective when Customer clicks to accept it (the "Effective Date"). If you are accepting on behalf of Customer, you represent and warrant that (i) you have full legal authority to bind Customer to this Agreement; (ii) you have read and understand this Agreement; and (iii) you agree, on behalf of Customer, to this Agreement.

1. Provision of the Services.

1.1 Services Use. During the Term, Google will provide the Services in accordance with the Agreement, including the SLAs, and Customer may use the Services, and integrate the Services into any Customer Application that has material value independent of the Services, in accordance with the Agreement.

1.2 Admin Console. Customer will have access to the Admin Console, through which Customer may manage its use of the Services.

1.3 Accounts. Customer must have an Account to use the Services and is responsible for the information it provides to create the Account, the security of its passwords for the Account, and for any use of its Account. Google has no obligation to provide multiple accounts to Customer.

1.4 Modifications.

(a) To the Services. Google may make commercially reasonable updates to the Services from time to time. Google will inform Customer if Google makes a material change to the Services that has a material impact on Customer's use of the Services provided that Customer has subscribed with Google to be informed about such change.

1

(b) To the Agreement. Google may make changes to this Agreement, including pricing (and any linked documents) from time to time. Unless otherwise noted by Google, material changes to the Agreement will become effective 30 days after they are posted, except to the extent the changes apply to new functionality in which case they will be effective immediately. Google will provide at least 90 days' advance notice for materially adverse changes to any SLAs by (i) sending an email to the Notification Email Address; (ii) posting a notice in the Admin Console; or (iii) posting a notice to the applicable SLA webpage. If Customer does not agree to the revised Agreement, Customer may stop using the Services. Customer may also terminate this Agreement for convenience under Section 8.4 (Termination for Convenience). Customer's continued use of the Services after such material change will constitute Customer's consent to such changes. Google will post any modification to this Agreement to https://cloud.google.com/terms/.

(c) To the Data Processing and Security Terms. Google may only change the Data Processing and Security Terms where such change is required to comply with applicable law, applicable regulation, court order, or guidance issued by a governmental regulator or agency, where such change is expressly permitted by the Data Processing and Security Terms, or where such change

(i) is commercially reasonable;

(ii) does not result in a degradation of the overall security of the Services;

(iii) does not expand the scope of or remove any restrictions on Google's processing of Customer Personal Data, as described in the Scope of Processing Section of the Data Processing and Security Terms; and

(iv) does not otherwise have a material adverse impact on Customer's rights under the Data Processing and Security Terms.

If Google makes a material change to the Data Processing and Security Terms in accordance with this Section, Google will post the modification to the URL containing those terms.

(d) Discontinuation of Services. Google will notify Customer at least 12 months before discontinuing any Service (or associated material functionality) unless Google replaces such discontinued Service or functionality with a materially similar Service or functionality. Further, Google will notify Customer at least 12 months before significantly modifying a Customer-facing Google API in a backwards-incompatible manner. Nothing in this Section 1.4(d) (Discontinuation of Services) limits Google's ability to make changes required to comply with applicable law, address a material security risk, or avoid a substantial economic or material technical burden. This Section 1.4(d) (Discontinuation of Services) does not apply to pre-general availability Services, offerings, or functionality.

1.5 Software. Google may make Software available to Customer, including third-party software. Customer's use of any Software is subject to the applicable provisions in the Service Specific Terms.

1.6 Service Specific Terms and Data Processing and Security Terms. The Service Specific Terms and Data Processing and Security Terms are incorporated by this reference into the Agreement.

2

2. Payment Terms.

2.1 Online Billing. At the end of the applicable Fee Accrual Period or as otherwise stated by Google in the Admin Console, Google will issue an electronic bill to Customer for all charges based on Customer's use of the Services during the applicable Fee Accrual Period (including, if applicable, the relevant Fees for TSS). Customer will pay all Fees in the currency stated in the invoice. If Customer elects to pay by credit card, debit card, or other non-invoiced form of payment, Google will charge (and Customer will pay) all Fees immediately at the end of the Fee Accrual Period. If Customer elects to pay by invoice (and Google agrees), all Fees are due as stated in the invoice. Customer's obligation to pay all Fees is non-cancellable. Google's measurement of Customer's use of the Services is final. Google has no obligation to provide multiple bills. Payments made via wire transfer must include the bank information provided by Google. If Customer has entered into the Agreement with Google Commerce Limited, Google may collect payments via Google Payment Limited, a company incorporated in England and Wales with offices at Belgrave House, 76 Buckingham Palace Road, London, SW1W 9TQ, United Kingdom.

2.2 Taxes.

(a) Customer is responsible for any Taxes, and Customer will pay Google for the Services without any reduction for Taxes. If Google is obligated to collect or pay Taxes, the Taxes will be invoiced to Customer and Customer will pay such Taxes to Google in addition to the Fees, unless Customer provides Google with a timely and valid tax exemption certificate.

(b) If required under applicable law, Customer will provide Google with applicable tax identification information that Google may require to ensure its compliance with applicable tax regulations and authorities in applicable jurisdictions. Customer will be liable to pay (or reimburse Google for) any taxes, interest, penalties, or fines arising out of any mis-declaration by Customer.

2.3 Invoice Disputes & Refunds. Any invoice disputes must be submitted before the payment due date. If the parties determine that certain billing inaccuracies are attributable to Google, Google will not issue a corrected invoice, but will instead issue a credit memo specifying the incorrect amount in the affected invoice. If the disputed invoice has not yet been paid, Google will apply the credit memo amount to the disputed invoice and Customer will be responsible for paying the resulting net balance due on that invoice. To the fullest extent permitted by law, Customer waives all claims relating to Fees unless claimed within 60 days after the invoice date. Refunds (if any) are at Google's discretion and will only be in the form of credit for the Services. Nothing in this Agreement obligates Google to extend credit to any party.

2.4 Delinquent Payments; Suspension. Late payments may bear interest at the rate of 1.5% per month (or the highest rate permitted by law, if less) from the payment due date until paid in full. Customer will be responsible for all reasonable expenses (including attorneys' fees) incurred by Google in collecting such delinquent amounts. If Customer is late on payment for the Services, Google may Suspend the Services or terminate the Agreement for breach under Section 8.2 (Termination for Breach).

2.5 No Purchase Order Number Required. Customer is obligated to pay all applicable Fees without any requirement for Google to provide a purchase order number on Google's invoice (or otherwise).

3. Customer Obligations.

3.1 Compliance. Customer will (a) ensure that Customer and its End Users' use of the Services complies with the Agreement, (b) use commercially reasonable efforts to prevent and terminate any unauthorized use of, or access to, the Services, and (c) promptly notify Google of any unauthorized use of, or access to, the Services, Account, or Customer's password of which Customer becomes aware. Google reserves the right to investigate any potential violation of the AUP by Customer, which may include reviewing Customer Applications, Customer Data, or Projects.

3

3.2 Privacy. Customer is responsible for any consents and notices required to permit (a) Customer's use and receipt of the Services and (b) Google's accessing, storing, and processing of data provided by Customer (including Customer Data, if applicable) under the Agreement.

3.3 Restrictions. Customer will not, and will not allow End Users to, (a) copy, modify, or create a derivative work of the Services; (b) reverse engineer, decompile, translate, disassemble, or otherwise attempt to extract any or all of the source code of the Services (except to the extent such restriction is expressly prohibited by applicable law); (c) sell, resell, sublicense, transfer, or distribute any or all of the Services; or (d) access or use the Services (i) for High Risk Activities; (ii) in violation of the AUP; (iii) in a manner intended to avoid incurring Fees (including creating multiple Customer Applications, Accounts, or Projects to simulate or act as a single Customer Application, Account, or Project (respectively)) or to circumvent Service-specific usage limits or quotas; (iv) to engage in cryptocurrency mining without Google's prior written approval; (v) to operate or enable any telecommunications service or in connection with any Customer Application that allows Customer End Users to place calls or to receive calls from any public switched telephone network, unless otherwise described in the Service Specific Terms; (vi) for materials or activities that are subject to the International Traffic in Arms Regulations (ITAR) maintained by the United States Department of State; (vii) in a manner that breaches, or causes the breach of, Export Control Laws; or (viii) to transmit, store, or process health information subject to United States HIPAA regulations except as permitted by an executed HIPAA BAA.

3.4 Documentation. Google may provide Documentation for Customer's use of the Services.

3.5 Copyright. Google provides information to help copyright holders manage their intellectual property online, but Google cannot determine whether something is being used legally without input from the copyright holders. Google will respond to notices of alleged copyright infringement and may terminate repeat infringers in appropriate circumstances as required to maintain safe harbor for online service providers under the U.S. Digital Millennium Copyright Act. If Customer believes a person or entity is infringing Customer's or its End User's copyrights and would like to notify Google, Customer can find information about submitting notices, and Google's policy about responding to notices, at http://www.google.com/dmca.html.

4. Suspension.

4.1 AUP Violations. If Google becomes aware that Customer's or any Customer End User's use of the Services violates the AUP, Google will give Customer notice of the violation by requesting that Customer correct the violation. If Customer fails to correct the violation within 24 hours of Google's request, then Google may Suspend all or part of Customer's use of the Services until the violation is corrected.

4.2 Other Suspension. Notwithstanding Section 4.1 (AUP Violations), Google may immediately Suspend all or part of Customer's use of the Services if: (a) Google believes Customer's or any Customer End User's use of the Services could adversely impact the Services, other customers' or their end users' use of the Services, or the Google network or servers used to provide the Services; (b) there is suspected unauthorized third-party access to the Services; (c) Google believes it is required to Suspend immediately to comply with applicable law; or (d) Customer is in breach of Section 3.3 (Restrictions). Google will lift any such Suspension when the circumstances giving rise to the Suspension have been resolved. At Customer's request, unless prohibited by applicable law, Google will notify Customer of the basis for the Suspension as soon as is reasonably possible.

5. Intellectual Property Rights; Protection of Customer Data; Feedback; Benchmarking.

5.1 Intellectual Property Rights. Except as expressly stated in this Agreement, this Agreement does not grant either party any rights, implied or otherwise, to the other's content or any of the other's intellectual property. As between the parties, Customer owns all Intellectual Property Rights in Customer Data and Customer Applications, and Google owns all Intellectual Property Rights in the Services and Software.

4

5.2 Protection of Customer Data. Google will only access or use Customer Data to provide the Services and TSS to Customer or as otherwise instructed by Customer and will not use it for any other Google products, services, or advertising. Google has implemented and will maintain administrative, physical, and technical safeguards to protect Customer Data, as further described in the Data Processing and Security Terms.

5.3 Customer Feedback. At its option, Customer may provide feedback or suggestions about the Services to Google ("Feedback"). If Customer provides Feedback, then Google and its Affiliates may use that Feedback without restriction and without obligation to Customer.

5.4 Benchmarking. Customer may conduct benchmark tests of the Services (each a "Test"). Customer may only publicly disclose the results of such Tests if it (a) obtains Google's prior written consent, (b) provides Google all necessary information to replicate the Tests, and (c) allows Google to conduct benchmark tests of Customer's publicly available products or services and publicly disclose the results of such tests. Notwithstanding the foregoing, Customer may not do either of the following on behalf of a hyperscale public cloud provider without Google's prior written consent: (i) conduct (directly or through a third party) any Test of the Services or (ii) disclose the results of any such Test.

6. Technical Support Services.

6.1 By Customer. Customer is responsible for technical support of its Customer Applications and Projects.

6.2 By Google. Subject to payment of applicable support Fees, Google will provide TSS to Customer during the Term in accordance with the TSS Guidelines. Certain TSS levels include a minimum recurring Fee as described at https://cloud.google.com/skus. If Customer downgrades its TSS level during any calendar month, Google may continue to provide TSS at the same level and TSS Fees before the downgrade for the remainder of that month.

7. Confidential Information.

7.1 Obligations. The recipient will only use the disclosing party's Confidential Information to exercise its rights and fulfill its obligations under the Agreement, and will use reasonable care to protect against the disclosure of the disclosing party's Confidential Information. The recipient may disclose Confidential Information only to its Affiliates, employees, agents, or professional advisors who need to know it and who have agreed in writing (or in the case of professional advisors are otherwise bound) to keep it confidential. The recipient will ensure that those people and entities use the received Confidential Information only to exercise rights and fulfill obligations under this Agreement.

7.2 Required Disclosure. Notwithstanding any provision to the contrary in this Agreement, the recipient may also disclose Confidential Information to the extent required by applicable Legal Process; provided that the recipient uses commercially reasonable efforts to (a) promptly notify the other party of such disclosure before disclosing and (b) comply with the other party's reasonable requests regarding its efforts to oppose the disclosure. Notwithstanding the foregoing, subsections (a) and (b) above will not apply if the recipient determines that complying with (a) and (b) could

(i) result in a violation of Legal Process;

(ii) obstruct a governmental investigation; or

(iii) lead to death or serious physical harm to an individual.

5

8. Term and Termination.

8.1 Agreement Term. The "Term" of this Agreement will begin on the Effective Date and continue until the Agreement is terminated as stated in this Section 8 (Term and Termination).

8.2 Termination for Breach. Either party may terminate this Agreement if (a) the other party is in material breach of the Agreement and fails to cure that breach within 30 days after receipt of written notice or (b) the other party ceases its business operations or becomes subject to insolvency proceedings and the proceedings are not dismissed within 90 days.

8.3 Termination for Inactivity. Google reserves the right to terminate the provision of the Services to a Project upon 30 days' advance notice if, for a period of 60 days (a) Customer has not accessed the Admin Console or the Project has had no network activity and (b) such Project has not incurred any Fees for such Services.

8.4 Termination for Convenience. Customer may stop using the Services at any time. Customer may terminate this Agreement for its convenience at any time on prior written notice and, upon termination, must cease use of the applicable Services. Google may terminate this Agreement for its convenience at any time with 30 days' prior written notice to Customer.

8.5 Effect of Termination. If the Agreement is terminated, then (a) all rights and access to the Services will terminate (including access to Customer Data, if applicable), unless otherwise described in this Agreement, and (b) all Fees owed by Customer to Google are immediately due upon receipt of the final electronic bill or as set forth in the final invoice.

9. Publicity. Customer is permitted to state publicly that it is a customer of the Services, consistent with the Trademark Guidelines. If Customer wants to display Google Brand Features in connection with its use of the Services, Customer must obtain written permission from Google through the process specified in the Trademark Guidelines. Google may include Customer's name or Brand Features in a list of Google customers, online or in promotional materials. Google may also verbally reference Customer as a customer of the Services. Neither party needs approval if it is repeating a public statement that is substantially similar to a previously-approved public statement. Any use of a party's Brand Features will inure to the benefit of the party holding Intellectual Property Rights to those Brand Features. A party may revoke the other party's right to use its Brand Features under this Section with written notice to the other party and a reasonable period to stop the use.

10. Representations and Warranties. Each party represents and warrants that (a) it has full power and authority to enter into the Agreement, and (b) it will comply with all laws and regulations applicable to its provision, receipt, or use of the Services, as applicable.

11. Disclaimer. Except as expressly provided for in the Agreement, to the fullest extent permitted by applicable law, Google (a) does not make any warranties of any kind, whether express, implied, statutory, or otherwise, including warranties of merchantability, fitness for a particular use, title, noninfringement, or error-free or uninterrupted use of the Services or Software and (b) makes no representation about content or information accessible through the Services.

12. Limitation of Liability.

12.1 Limitation on Indirect Liability. To the extent permitted by applicable law and subject to Section 12.3 (Unlimited Liabilities), neither party will have any Liability arising out of or relating to the Agreement for any (a) indirect, consequential, special, incidental, or punitive damages or (b) lost revenues, profits, savings, or goodwill.

6

12.2 Limitation on Amount of Liability. Each party's total aggregate Liability for damages arising out of or relating to the Agreement is limited to the Fees Customer paid during the 12 month period before the event giving rise to Liability.

12.3 Unlimited Liabilities. Nothing in the Agreement excludes or limits either party's Liability for:

(a) its fraud or fraudulent misrepresentation;

(b) its obligations under Section 13 (Indemnification);

(c) its infringement of the other party's Intellectual Property Rights;

(d) its payment obligations under the Agreement; or

(e) matters for which liability cannot be excluded or limited under applicable law.

13. Indemnification.

13.1 Google Indemnification Obligations. Google will defend Customer and its Affiliates participating under the Agreement ("Customer Indemnified Parties") and indemnify them against Indemnified Liabilities in any Third-Party Legal Proceeding to the extent arising from an allegation that any Service or any Google Brand Feature infringes the third party's Intellectual Property Rights.

13.2 Customer Indemnification Obligations. Customer will defend Google and its Affiliates participating under this Agreement and indemnify them against Indemnified Liabilities in any Third-Party Legal Proceeding to the extent arising from (a) any Customer Application, Project, Customer Data, or Customer Brand Features; or (b) Customer's or an End User's use of the Services in breach of the AUP or Section 3.3 (Restrictions).

13.3 Exclusions. Sections 13.1 (Google Indemnification Obligations) and 13.2 (Customer Indemnification Obligations) will not apply to the extent the underlying allegation arises from (a) the indemnified party's breach of the Agreement or (b) a combination of the indemnifying party's technology or Brand Features with materials not provided by the indemnifying party under the Agreement, unless the combination is required by the Agreement.

13.4 Conditions. Sections 13.1 (Google Indemnification Obligations) and 13.2 (Customer Indemnification Obligations) are conditioned on the following:

(a) The indemnified party must promptly notify the indemnifying party in writing of any allegation(s) that preceded the Third-Party Legal Proceeding and cooperate reasonably with the indemnifying party to resolve the allegation(s) and Third-Party Legal Proceeding. If breach of this Section 13.4(a) prejudices the defense of the Third-Party Legal Proceeding, the indemnifying party's obligations under Section 13.1 (Google Indemnification Obligations) or 13.2 (Customer Indemnification Obligations) (as applicable) will be reduced in proportion to the prejudice.

(b) The indemnified party must tender sole control of the indemnified portion of the Third-Party Legal Proceeding to the indemnifying party, subject to the following: (i) the indemnified party may appoint its own non-controlling counsel, at its own expense; and (ii) any settlement requiring the indemnified party to admit liability, pay money, or take (or refrain from taking) any action, will require the indemnified party's prior written consent, not to be unreasonably withheld, conditioned, or delayed.

7

13.5 Remedies.

(a) If Google reasonably believes the Services might infringe a third party's Intellectual Property Rights, then Google may, at its sole option and expense (i) procure the right for Customer to continue using the Services; (ii) modify the Services to make them non-infringing without materially reducing their functionality; or (iii) replace the Services with a non-infringing, functionally equivalent alternative.

(b) If Google does not believe the remedies in Section 13.5(a) are commercially reasonable, then Google may Suspend or terminate Customer's use of the impacted Services.

13.6 Sole Rights and Obligations. Without affecting either party's termination rights, this Section 13 (Indemnification) states the parties' sole and exclusive remedy under this Agreement for any third-party allegations of Intellectual Property Rights infringement covered by this Section 13 (Indemnification).

14. U.S. Federal Agency Users. The Services were developed solely at private expense and are commercial computer software and related documentation within the meaning of the applicable Federal Acquisition Regulations and their agency supplements.

15. Miscellaneous.

15.1 Notices. Google will provide notices under the Agreement to Customer by sending an email to the Notification Email Address. Customer will provide notices under the Agreement to Google by sending an email to legal-notices@google.com. Notice will be treated as received when the email is sent. Customer is responsible for keeping its Notification Email Address current throughout the Term.

15.2 Emails. The parties may use emails to satisfy written approval and consent requirements under the Agreement.

15.3 Assignment. Neither party may assign any part of this Agreement without the written consent of the other, except to an Affiliate where (a) the assignee has agreed in writing to be bound by the terms of this Agreement, and (b) the assigning party has notified the other party of the assignment. Any other attempt to assign is void. If Customer assigns this Agreement to an Affiliate in another jurisdiction such that there is a change in the Google contracting entity as defined at https://cloud.google.com/terms/google-entity, this Agreement is automatically assigned to the new Google contracting entity.

15.4 Change of Control. If a party experiences a change of Control (for example, through a stock purchase or sale, merger, or other form of corporate transaction), that party will give written notice to the other party within 30 days after the change of Control.

15.5 Force Majeure. Neither party will be liable for failure or delay in performance to the extent caused by circumstances beyond its reasonable control, including acts of God, natural disasters, terrorism, riots, or war.

15.6 Subcontracting. Google may subcontract obligations under the Agreement but will remain liable to Customer for any subcontracted obligations.

15.7 No Agency. This Agreement does not create any agency, partnership, or joint venture between the parties.

15.8 No Waiver. Neither party will be treated as having waived any rights by not exercising (or delaying the exercise of) any rights under this Agreement.

15.9 Severability. If any part of this Agreement is invalid, illegal, or unenforceable, the rest of the Agreement will remain in effect.

8

15.10 No Third-Party Beneficiaries. This Agreement does not confer any benefits on any third party unless it expressly states that it does.

15.11 Equitable Relief. Nothing in this Agreement will limit either party's ability to seek equitable relief.

15.12 U.S. Governing Law.

(a) For U.S. City, County, and State Government Entities. If Customer is a U.S. city, county, or state government entity, then the Agreement will be silent regarding governing law and venue.

(b) For U.S. Federal Government Entities. If Customer is a U.S. federal government entity, then the following applies: ALL CLAIMS ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE SERVICES WILL BE GOVERNED BY THE LAWS OF THE UNITED STATES OF AMERICA, EXCLUDING ITS CONFLICT OF LAWS RULES. SOLELY TO THE EXTENT PERMITTED BY FEDERAL LAW, (I) THE LAWS OF THE STATE OF CALIFORNIA (EXCLUDING CALIFORNIA'S CONFLICT OF LAWS RULES) WILL APPLY IN THE ABSENCE OF APPLICABLE FEDERAL LAW; AND (II) FOR ALL CLAIMS ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE SERVICES, THE PARTIES CONSENT TO PERSONAL JURISDICTION IN, AND THE EXCLUSIVE VENUE OF, THE COURTS IN SANTA CLARA COUNTY, CALIFORNIA.

(c) For All Other Entities. If Customer is any entity not stated in Section 15.12(a) or (b) then the following applies: ALL CLAIMS ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE SERVICES WILL BE GOVERNED BY CALIFORNIA LAW, EXCLUDING THAT STATE'S CONFLICT OF LAWS RULES, AND WILL BE LITIGATED EXCLUSIVELY IN THE FEDERAL OR STATE COURTS OF SANTA CLARA COUNTY, CALIFORNIA, USA; THE PARTIES CONSENT TO PERSONAL JURISDICTION IN THOSE COURTS.

15.13 Amendments. Except as stated in Section 1.4(b) (Modifications: To the Agreement) or (c) (Modifications: To the Data Processing and Security Terms), any amendment must be in writing, signed by both parties, and expressly state that it is amending this Agreement.

15.14 Survival. The following Sections will survive expiration or termination of this Agreement: Section 2 (Payment Terms), Section 5 (Intellectual Property Rights; Protection of Customer Data; Feedback; Benchmarking), Section 7 (Confidential Information), Section 8.5 (Effect of Termination), Section 11 (Disclaimer), Section 12 (Limitation of Liability), Section 13 (Indemnification), and Section 15 (Miscellaneous).

15.15 Entire Agreement. This Agreement sets out all terms agreed between the parties and supersedes all other agreements between the parties relating to its subject matter. In entering into this Agreement, neither party has relied on, and neither party will have any right or remedy based on, any statement, representation, or warranty (whether made negligently or innocently), except those expressly stated in this Agreement. The terms located at a URL referenced in this Agreement are incorporated by reference into the Agreement. After the Effective Date, Google may provide an updated URL in place of any URL in this Agreement.

15.16 Conflicting Terms. If there is a conflict between the documents that make up this Agreement, the documents will control in the following order: the Data Processing and Security Terms, the Agreement, and the terms at any other URL.

15.17 Headers. Headings and captions used in the Agreement are for reference purposes only and will not have any effect on the interpretation of the Agreement.

9

15.18 Conflicting Languages. If this Agreement is translated into any language other than English, and there is a discrepancy between the English text and the translated text, the English text will govern unless expressly stated otherwise in the translation.

15.19 Definitions.

•	"Account" means Customer's Google Cloud Platform account.
•	"Admin Console" means the online console(s) or dashboard provided by Google to Customer for administering the Services.
•	"Affiliate" means any entity that directly or indirectly Controls, is Controlled by, or is under common Control with a party.
•	"AUP" means the then-current acceptable use policy for the Services stated at http://cloud.google.com/terms/aup.
•	"BAA" or "Business Associate Agreement" is an amendment to the Agreement covering the handling of Protected Health Information (as defined in HIPAA).
•	"Brand Features" means the trade names, trademarks, service marks, logos, domain names, and other distinctive brand features of each party, respectively, as secured by such party from time to time.
•	"Confidential Information" means information that one party (or an Affiliate) discloses to the other party under this Agreement, and which is marked as confidential or would normally under the circumstances be considered confidential information. It does not include information that is independently developed by the recipient, is rightfully given to the recipient by a third party without confidentiality obligations, or becomes public through no fault of the recipient. Subject to the preceding sentence, Customer Data is considered Customer's Confidential Information.
•	"Control" means control of greater than 50 percent of the voting rights or equity interests of a party.
•	"Customer Application" means a software program that Customer creates or hosts using the Services.
•	"Customer Data" means data provided to Google by Customer or End Users through the Services under the Account.
•	"Customer End User" means an individual that Customer permits to use the Services or a Customer Application. For clarity, End Users may include employees of Customer Affiliates and other third parties.
•	"Data Processing and Security Terms" means the terms stated at https://cloud.google.com/terms/data-processing-terms.
•	"Documentation" means the Google documentation (as may be updated from time to time) in the form generally made available by Google to its customers for use with the Services at https://cloud.google.com/docs/.
•	"Fee Accrual Period" means a calendar month or another period specified by Google in the Admin Console.
•	"Fees" means the applicable fees for each Service and any applicable Taxes. The Fees for each Service are stated at https://cloud.google.com/skus/.
•	"Google API" means any application programming interface provided by Google as part of the Services.
•	"High Risk Activities" means activities where the use or failure of the Services would reasonably be expected to lead to death, personal injury, or environmental damage (such as the creation or operation of nuclear facilities, air traffic control, life support systems, or weaponry).
•	"HIPAA" means the Health Insurance Portability and Accountability Act of 1996 as it may be amended from time to time, and any regulations issued under it.
•	"including" means including but not limited to.
•	"Indemnified Liabilities" means any (i) settlement amounts approved by the indemnifying party and (ii) damages and costs finally awarded against the indemnified party and its Affiliates by a court of competent jurisdiction.
•	"Intellectual Property Rights" means current and future worldwide rights under patent, copyright, trade secret, trademark, and moral rights laws, and other similar rights.
•	"Legal Process" means an information disclosure request made under law, governmental regulation, court order, subpoena, warrant, or other valid legal authority, legal procedure, or similar process.
•	"Liability" means any liability, whether under contract, tort (including negligence), or otherwise, regardless of whether foreseeable or contemplated by the parties.

10

•	"Notification Email Address" means the email address(es) designated by Customer in the Admin Console.
•	"Project" means a collection of Google Cloud Platform resources configured by Customer via the Services.
•	"Service Specific Terms" means the terms specific to one or more Services stated at https://cloud.google.com/terms/service-terms.
•	"Services" means the then-current services described at https://cloud.google.com/terms/services. Services do not include Third-Party Offerings.
•	"SLA" means each of the then-current service level agreements at https://cloud.google.com/terms/sla/
•	"Software" means any downloadable tools, software development kits, or other such computer software provided by Google in connection with the Services, and any updates Google may make to such Software from time to time. Software does not include Third-Party Offerings.
•	"Suspend" or "Suspension" means disabling or limiting access to or use of the Services or components of the Services.
•	"Taxes" means all government-imposed taxes, except for taxes based on Google's net income, net worth, asset value, property value, or employment.
•	"Term" has the meaning stated in Section 8 (Term and Termination) of this Agreement.
•	"Third-Party Offerings" means (a) third-party services, software, products, and other offerings that are not incorporated into the Services or Software and (b) offerings identified in the "Third-Party Terms" section of the Service Specific Terms.
•	"Third-Party Legal Proceeding" means any formal legal proceeding filed by an unaffiliated third party before a court or government tribunal (including any appellate proceeding).
•	"Trademark Guidelines" means Google's Guidelines for Third Party Use of Google Brand Features at http://www.google.com/permissions/guidelines.html.
•	"TSS" means the then-current technical support service provided by Google to Customer under the TSS Guidelines.
•	"TSS Guidelines" means Google's technical support services guidelines then in effect for the Services. TSS Guidelines are at https://cloud.google.com/terms/tssg/ (under Google Cloud Platform Services).

16. Regional Terms.

Customer agrees to the following modifications to the Agreement if Customer orders Services from the applicable Google entity as described below:

Asia Pacific - All regions, excluding India
Google Asia Pacific Pte. Ltd.; Google Australia Pty Ltd.; Google Cloud Japan G.K.; Google Cloud Korea LLC; Google New Zealand Limited; PT Google Cloud Indonesia

Section 2.2 is replaced as follows:

2.2 Taxes. Google will itemize any invoiced Taxes. If Taxes must be withheld from any payment to Google, then Customer will increase the payment to Google so that the net amount received by Google is equal to the amount invoiced, without reduction for Taxes.

The definition of "Taxes" under Section 15.19 (Definitions) is replaced as follows:

15.19 Definitions.

"Taxes" means all government-imposed taxes, as per the applicable law associated with the rendering and performance of the Services, including but not limited to any duties, customs duties, and any direct or indirect taxes, including any related penalties or interest, except for taxes based on Google's profit.

11

Asia Pacific - Indonesia
PT Google Cloud Indonesia

A new Section 8.6 is added:

8.6 Termination Waiver. The parties agree to waive any provisions under any applicable laws to the extent that a court decision or order is required for the cancellation of this Agreement.

The Indonesian version of this Agreement is accessible here and Section 15.18 is replaced as follows:

15.18 Conflicting Languages. This Agreement is made in the Indonesian and the English language. Both versions are equally authentic. In the event of any inconsistency or different interpretation between the Indonesian version and the English version, the parties agree to amend the Indonesian version to make the relevant part of the Indonesian version consistent with the relevant part of the English version.

12